Filed by CPI International, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: CPI International, Inc.
Exchange Act File No.: 000-51928
Dear CPI Supplier:
We are pleased to inform you that Comtech Telecommunications Corp. and CPI International, Inc. announced today that Comtech will acquire CPI. We are very excited about the transaction, and believe it is a win-win for both companies. The combination of Comtech and CPI resources will enable us to provide increased customer focus and to develop innovative new products for both our defense and commercial customers.
Comtech’s traveling wave tube amplifier product line and CPI’s Satcom high-power amplifier products complement each other, and together bring two innovative providers in the billion dollar satellite ground station power components industry. CPI’s radio frequency, microwave and power processing products add a new dimension to Comtech’s product offerings. Our respective organizations have historically excelled by focusing on leading technology and customer responsiveness, and we believe this combination will only strengthen that culture.
We intend to maintain a sharp focus on all customers. We plan no interruptions in any scheduled or committed rollouts, and intend to continue to support all existing Comtech and CPI products and services as well as honor all existing agreements with customers.
We recognize that our suppliers have been, and must continue to be, critical partners in our success. We have always used those components that allow us to provide the best valued products to our customers. We expect to continue this approach, and look to our supplier partners to continue to support us as we provide the highest level of satisfaction possible to our customers.
For your convenience, I have attached a copy of a press release that outlines why this transaction is so exciting. Until the transaction closes, Comtech and CPI will remain separate and independent companies, and in the interim, it will be business as usual for Comtech and CPI.
We look forward to speaking with you in the near future. As always, if you have any questions on this matter, please do not hesitate to ask.
We look forward to enhancing our partnership with you and hope you share our enthusiasm about our company’s exciting future.

News Release
For Immediate Release:
CPI AGREES TO BE ACQUIRED IN A CASH AND STOCK TRANSACTION
Comtech Telecommunications to pay $16.40 per share
CPI cancels previously scheduled earnings call
     PALO ALTO, Calif. – May 10, 2010 - CPI International, Inc. (Nasdaq: CPII) announced the signing of a definitive merger agreement with Comtech Telecommunications Corp. (Nasdaq: CMTL) under which Comtech will purchase CPI in a cash and stock transaction with an enterprise value of approximately $472.3 million. Comtech will fund the acquisition by redeploying approximately $372.0 million of its existing cash plus the issuance of approximately 4.4 million shares of Comtech common stock. All existing CPI debt is anticipated to be repaid upon the closing of the transaction.
     Based on the May 7, 2010 closing price of Comtech stock which was $31.06, CPI shareholders will receive a combination of cash and stock that is currently valued at approximately $16.40 per CPI common share. This amount represents a premium of 25.7 percent as compared to the last closing price of CPI common stock and 21.3 percent as compared to the last 30 trading day average closing price.
     The ultimate amount of consideration that a CPI shareholder will receive will be equal to a combination of $9.00 in cash plus a fraction of Comtech common stock equal to $8.10 divided by the average closing price of Comtech common stock over a specified period of time prior to closing, provided that the fraction shall not be greater than 0.2382 nor less than 0.2132. Based on the May 7, 2010 closing price of Comtech stock which was $31.06, the fraction was equal to 0.2382 and was currently valued at $7.40 per CPI share.
     Joe Caldarelli, Chief Executive Officer of CPI, said, “The Board of Directors and management believe this strategic combination with Comtech is compelling and provides significant benefits for shareholders, customers and our employees. CPI shareholders will benefit from an immediate premium while sharing in the future growth of the combined companies. Furthermore, our customers will benefit from greater resources and more diverse product offerings, and our employees will benefit from being part of a larger more diversified company.”
     Fred Kornberg, President and Chief Executive Officer of Comtech, said, “We are excited to have reached this agreement with CPI and believe this combination is beneficial to the stakeholders of both companies. CPI is a unique business and a leading global supplier of vacuum electron devices which are used in hundreds of critical commercial and military applications. The acquisition is a significant step in our strategy of developing a one-stop shopping approach for RF microwave products. The combination will allow us to unite our companies’ resources to develop and bring new and innovative products to market and to our customers. We welcome CPI’s talented workforce to the Comtech team and are excited about the future.”
     Mr. Kornberg and Mr. Caldarelli jointly stated, “We intend to thoughtfully and actively address our customers’ needs as we integrate our complementary and diverse product lines. We plan no interruptions in any scheduled or committed rollouts from either company, and we intend to continue to support all existing Comtech and CPI products and services. We anticipate honoring all existing agreements with customers, VARs, distributors, OEMs and other strategic partners.”
     CPI’s senior executive management and corporate team are expected to stay in their current or similar roles and will work directly with Comtech management after the transaction closes.
Closing Conditions and Shareholder Voting Requirements
     The transaction is subject to a number of customary regulatory and other closing conditions. The transaction is not subject to approval by Comtech shareholders nor is it subject to any financing conditions. The transaction is subject to CPI shareholder approval.
     The Cypress Group and related entities, which currently own approximately 53 percent of the outstanding common stock of CPI, have entered into a voting agreement, subject to its terms and conditions, to demonstrate their strong support of the proposed transaction.
Special Conference Call and Other Information
     Comtech management will discuss the transaction on a conference call to be held on May 10, 2010 at 8:30 AM EST. To listen to the conference call, please dial (888) 245-1801 (domestic) or (785) 424-1732 (international). A live web cast of the call will be available to all interested parties on both Comtech’s and CPI’s web sites at www.comtechtel.com (under “Investor Relations”) and http://investor.cpii.com. A replay of the conference call will be available for 14 days by dialing (402) 220-2654. The conference call ID is “Comtech.” A separate special investor presentation and question and answer document relating to the acquisition is available at www.comtechtel.com.

     As a result of this announcement, CPI is cancelling the financial results conference call it had originally scheduled for May 13, 2010. CPI expects to file its Form 10-Q for its quarter ended April 2, 2010 with the SEC shortly.
     Citigroup Global Markets Inc. is serving as financial advisor to Comtech and also provided a fairness opinion to Comtech. Skadden, Arps, Slate, Meagher & Flom LLP and Proskauer Rose LLP are acting as Comtech’s legal counsel. J.P. Morgan Securities, Inc. is acting as financial advisor to CPI and also provided a fairness opinion to CPI. Irell & Manella LLP is acting as CPI’s legal counsel. Moelis & Company is acting as financial advisor to the special committee of the board of directors of CPI and provided a fairness opinion to the special committee. Morris, Nichols, Arsht & Tunnell LLP is acting as legal counsel to the special committee of the board of directors of CPI.
About CPI International, Inc.
     CPI International, Inc., headquartered in Palo Alto, California, is the parent company of Communications & Power Industries, Inc., a leading provider of microwave, radio frequency, power and control solutions for critical defense, communications, medical, scientific and other applications. Communications & Power Industries, Inc. develops, manufactures and distributes products used to generate, amplify, transmit and receive high-power/high-frequency microwave and radio frequency signals and/or provide power and control for various applications. End-use applications of these systems include the transmission of radar signals for navigation and location; transmission of deception signals for electronic countermeasures; transmission and amplification of voice, data and video signals for broadcasting, Internet and other types of commercial and military communications; providing power and control for medical diagnostic imaging; and generating microwave energy for radiation therapy in the treatment of cancer and for various industrial and scientific applications.
About Comtech Telecommunications Corp.
     Comtech Telecommunications Corp. designs, develops, produces and markets innovative products, systems and services for advanced communications solutions. Comtech believes many of its solutions play a vital role in providing or enhancing communication capabilities when terrestrial communications infrastructure is unavailable, inefficient or too expensive. Comtech conducts business through three complementary segments: telecommunications transmission, mobile data communications and RF microwave amplifiers. Comtech sells products to a diverse customer base in the global commercial and government communications markets. Comtech believes it is a leader in the market segments that it serves.
Additional Information about the Transaction and Where to Find It
     This press release shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and

CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.
     Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K to be filed by Comtech and CPI in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.
Participants in Solicitations
     Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Statement Regarding Forward-Looking Statements
     Certain statements included above constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements provide our current expectations, beliefs or forecasts of future events. Forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual events or results to differ materially from the results projected, expected or implied by these forward looking statements. Such differences may result from a variety of factors, including but not limited to:
•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;

•	the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully;

•	the possibility of unforeseen difficulties in integrating the two companies;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;

•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;

•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions);

•	developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.
     Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of CPI for the fiscal year ended October 2, 2009, which was filed with the SEC on December 10, 2009, under the heading “Item 1A—Risk Factors,” and in the Annual Report on Form 10-K of Comtech for the year ended July 31, 2009, which was filed with the Securities and Exchange Commission (“SEC”) on September 23, 2009, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Comtech and CPI.
          As a result of these uncertainties, you should not place undue reliance on these forward-looking statements. All future written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. We undertake no duty or obligation to publicly revise any forward-looking statement to reflect circumstances or events occurring after the date hereof or to reflect the occurrence of unanticipated events or changes in our expectations.
Contacts:
Amanda Mogin, Communications & Power Industries, investor relations, 650.846.3998, amanda.mogin@cpii.com
Michael Porcelain, Comtech Telecommunications Corp., Senior Vice President and Chief Financial Officer, 631.962.7000, Info@comtechtel.com
Jerome Kapelus, Comtech Telecommunications Corp., Senior Vice President, Strategy and Business Development, 631.962.7000, Info@comtechtel.com